EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934, AS AMENDED

As of December 31, 2021, Fortune Valley Treasures, Inc. (“we,” “our,” “us” or the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): its common stock with a par value of $0.001 per share (“Common Stock”).

Pursuant to our articles of incorporation, as amended (the “Articles of Incorporation”), our authorized capital stock was 3,000,000,000 shares of Common Stock before September 28, 2021. On September 28, 2021, we effected a one-for-twenty reverse stock split, or reverse split, of the issued and outstanding shares of Common Stock by filing a Certificate of Change with the Secretary of State of the State of Nevada. The reverse split became effective with FINRA and on the OTC marketplace on October 21, 2021 when the Common Stock began trading on a split-adjusted basis. As a result of the reverse split, we are authorized to issue 150,000,000 shares of Common Stock, and there are currently 15,655,038 shares of Common Stock outstanding.

The following description summarizes the material terms of our capital stock. For a complete description of the matters set forth herein, you should refer to our Articles of Incorporation and Bylaws, as amended and the applicable provisions of Nevada law.

Defined terms used herein and not defined herein shall have the meaning ascribed to such terms in the Company’s Annual Report on Form 10-K.

Common Stock

Voting Rights. The holders of the Common Stock shall possess all voting power and each share of Common Stock shall have one vote on all matters submitted to the stockholders for a vote. Our holders of common stock do not have cumulative voting rights. Except for the election of directors, if a quorum is present, an action on a matter is approved if it receives the affirmative vote of the holders of a majority of the voting power of the shares of capital stock present in person or represented by proxy at the meeting and entitled to vote on the matter, unless otherwise required by applicable law, Nevada law, our Articles of Incorporation or Bylaws. The election of directors will be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes cast, even if less than a majority, will be elected. The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Dividend Rights. Each share of our common stock is entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by our Board of Directors, subject to any preferential or other rights of any outstanding preferred stock.

Liquidation and Dissolution Rights. Upon liquidation, dissolution or winding up, our common stock will be entitled to receive pro rata on a share-for-share basis, the assets available for distribution to the stockholders after payment of liabilities and payment of preferential and other amounts, if any, payable on any outstanding preferred stock.

Fully Paid Status. All outstanding shares of the Company’s common stock are validly issued, fully paid and non-assessable.

Capital Market

Our Common Stock is quoted on the OTC Pink Marketplace of the OTC Markets Group, Inc. under the symbol “FVTI.”

Anti-Takeover Provisions Under The Nevada Revised Statutes

Business Combinations

Sections 78.411 to 78.444 of the Nevada revised statues (the “NRS”) prohibit a Nevada corporation from engaging in a “combination” with an “interested stockholder” for three years following the date that such person becomes an interested stockholder and place certain restrictions on such combinations even after the expiration of the three-year period. With certain exceptions, an interested stockholder is a person or group that owns 10% or more of the corporation’s outstanding voting power (including stock with respect to which the person has voting rights and any rights to acquire stock pursuant to an option, warrant, agreement, arrangement, or understanding or upon the exercise of conversion or exchange rights) or is an affiliate or associate of the corporation and was the owner of 10% or more of such voting stock at any time within the previous three years. A Nevada corporation may elect not to be governed by Sections 78.411 to 78.444 by a provision in its articles of incorporation.

Control Shares

Nevada law also seeks to impede “unfriendly” corporate takeovers by providing in Sections 78.378 to 78.3793 of the NRS that an “acquiring person” shall only obtain voting rights in the “control shares” purchased by such person to the extent approved by the other stockholders at a meeting. With certain exceptions, an acquiring person is one who acquires or offers to acquire a “controlling interest” in the corporation, defined as one-fifth or more of the voting power. Control shares include not only shares acquired or offered to be acquired in connection with the acquisition of a controlling interest, but also all shares acquired by the acquiring person within the preceding 90 days. The statute covers not only the acquiring person but also any persons acting in association with the acquiring person. A Nevada corporation may elect to opt out of the provisions of Sections 78.378 to 78.3793 of the NRS.

Removal of Directors

Section 78.335 of the NRS provides that 2/3 of the voting power of the issued and outstanding shares of the Company are required to remove a Director from office. As such, it may be more difficult for stockholders to remove Directors due to the fact the NRS requires greater than majority approval of the stockholders for such removal.